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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                      Commission File Number    000-22383
                                             -----------------

                          Transcend Therapeutics, Inc.
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             (Exact name of registrant as specified in its charter)

                 738 Main Street, Waltham, Massachusetts 02451
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  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                     Common Stock, par value $.01 per share
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            (Title of each class of securities covered by this Form)

                                      None
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  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

           Rule l2g-4(a)(1)(i)     [X]*  Rule l2h-3(b)(l)(i)      [_]
           Rule l2g-4(a)(1)(ii)    [_]   Rule 12h-3(b)(1)(ii)     [_]
           Rule l2g-4(a)(2)(i)     [_]   Rule l2h-3(b)(2)(i)      [_]
           Rule l2g-4(a)(2)(ii)    [X]*  Rule l2h-3(b)(2)(ii)     [_]
                                         Rule l5d-6               [_]

     *Transcend Therapeutics, Inc., a Delaware corporation, was merged with and into KVTT Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of KeraVision, Inc., a Delaware corporation, effective as of May 28, 1999.

     Approximate number of holders of record as of the certification or notice date: One (1)
      -------

     Pursuant to the requirements of the Securities Exchange Act of 1934, Transcend Therapeutics, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 4, 1999  By:  /s/ Thomas M. Loarie
          ---          ---------------------------------------------------------
                       Thomas M. Loarie, President and Chief Executive Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and l5d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

                 Potential persons who are to respond to the collection of information contained in this form are not required to respond
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